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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Castle Brands Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

14835100

(CUSIP Number)

Fursa SPV LLC
49 West Merrick Road
Ste. 202
Freeport, NY 11520
(646) 205-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jonathan P. Gill
Bracewell & Giuliani LLP
1177 Avenue of the Americas, 19th Floor
New York, NY 10036-2714
212-508-6110

September 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14835100
Page 1 of 10 Pages
1	NAME OF REPORTING PERSON Fursa SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,292,599*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,292,599*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,715*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ** ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*   Consists of 1,197,005 shares of Common Stock, 827,586 shares of Common Stock issuable upon the conversion of 6% Subordinated Notes, convertible at $7.25 per share, and Warrants to purchase 268,008 shares of Common Stock at an exercise price of $6.57 acquired in a private placement transaction on May 8, 2007.

**   Beneficial ownership reflected above excludes 102,819 shares of Common Stock held for the benefit of a managed account.

CUSIP No. 14835100
Page 2 of 10 Pages
1	NAME OF REPORTING PERSON Fursa Master Rediscovered Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,292,599*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,292,599*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,715*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ** ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*   Consists of 1,197,005 shares of Common Stock, 827,586 shares of Common Stock issuable upon the conversion of 6% Subordinated Notes, convertible at $7.25 per share, and Warrants to purchase 268,008 shares of Common Stock at an exercise price of $6.57 acquired in a private placement transaction on May 8, 2007.

**   Beneficial ownership reflected above excludes 102,819 shares of Common Stock held for the benefit of a managed account.

CUSIP No. 14835100
Page 3 of 10 Pages
1	NAME OF REPORTING PERSON Fursa Master Global Event Driven Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,292,599*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,292,599*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,715*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ** ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*   Consists of 1,197,005 shares of Common Stock, 827,586 shares of Common Stock issuable upon the conversion of 6% Subordinated Notes, convertible at $7.25 per share, and Warrants to purchase 268,008 shares of Common Stock at an exercise price of $6.57 acquired in a private placement transaction on May 8, 2007.

**   Beneficial ownership reflected above excludes 102,819 shares of Common Stock held for the benefit of a managed account.

CUSIP No. 14835100
Page 4 of 10 Pages
1	NAME OF REPORTING PERSON Fursa Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,292,599*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,292,599*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,715*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ** ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*   Consists of 1,197,005 shares of Common Stock, 827,586 shares of Common Stock issuable upon the conversion of 6% Subordinated Notes, convertible at $7.25 per share, and Warrants to purchase 268,008 shares of Common Stock at an exercise price of $6.57 acquired in a private placement transaction on May 8, 2007.

**   Beneficial ownership reflected above excludes 102,819 shares of Common Stock held for the benefit of a managed account.

CUSIP No. 14835100
Page 5 of 10 Pages
1	NAME OF REPORTING PERSON Fursa Alternative Strategies LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,292,599*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,292,599*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,715*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ** ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*   Consists of 1,197,005 shares of Common Stock, 827,586 shares of Common Stock issuable upon the conversion of 6% Subordinated Notes, convertible at $7.25 per share, and Warrants to purchase 268,008 shares of Common Stock at an exercise price of $6.57 acquired in a private placement transaction on May 8, 2007.

**   Beneficial ownership reflected above excludes 102,819 shares of Common Stock held for the benefit of a managed account.

CUSIP No. 14835100
Page 6 of 10 Pages
1	NAME OF REPORTING PERSON William F. Harley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,292,599*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,292,599*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,715*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ** ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*   Consists of 1,197,005 shares of Common Stock, 827,586 shares of Common Stock issuable upon the conversion of 6% Subordinated Notes, convertible at $7.25 per share, and Warrants to purchase 268,008 shares of Common Stock at an exercise price of $6.57 acquired in a private placement transaction on May 8, 2007.

**   Beneficial ownership reflected above excludes 102,819 shares of Common Stock held for the benefit of a managed account.

STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This Schedule 13D Statement (this “Statement”) is filed on behalf of (i) Fursa SPV LLC, a Delaware limited liability company (the “Investor”), (ii) Fursa Master Rediscovered Opportunities Fund LP, a Delaware limited partnership (“Fursa Master Rediscovered”), (iii) Fursa Master Global Event Driven Fund LP, a Delaware limited partnership (“Fursa Master Global”), (iv) Fursa Capital Partners LP, a Delaware limited partnership (“Fursa Capital Partners”), (v) Fursa Alternative Strategies LLC, a Delaware limited liability company (“Fursa Alternative”), by virtue of its investment authority over securities held by the Investor and (vi) William F. Harley, as a holder of 100% of the membership interests of Fursa Alternative. The Investor, Fursa Master Rediscovered, Fursa Master Global, Fursa Alternative and William F. Harley are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person”. The purpose of this Statement is to disclose that the Investor may be deemed to hold 2,292,599 shares (on an as-converted basis) of common stock, par value $0.01 per share (the “Common Stock”) of the Issuer for the purpose of influencing the control of the Issuer, as a result of the Investor exercising its right under Section 12 of the Amended and Restated Convertible Note Purchase Agreement, dated as of August 16, 2005, by and among the Issuer and the Investor (the “Note Purchase Agreement”) (which is filed herewith as Exhibit 2 and is incorporated by reference herein), to designate a representative to the Issuer’s Board of Directors (the “Board”) to attend meetings of the Board as an observer, and to receive proper notice of such meetings, copies of all proposed actions by written consent of the Board and all materials provided to members of the Board in connection with the matters to be discussed at such meetings.

Item 1.          Security and the Issuer

The name of the Issuer is Castle Brands Inc. The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock. The Issuer’s principal executive offices are located at 570 Lexington Ave., 29th Floor, New York, New York 10022.

Item 2.          Identity and Background

The address of the principal office of each Reporting Person is:

c/o Fursa Alternative Strategies LLC
49 West Merrick Road, Ste. 202
Freeport, NY 11520

(i) The Investor is a limited liability company organized under the laws of Delaware. The principal business of the Investor is to invest in equity and debt securities.

(ii) Fursa Master Rediscovered is a limited partnership organized under the laws of Delaware.

The principal business of Fursa Master Rediscovered is to invest in equity and debt securities.

(iii) Fursa Master Global is a limited partnership organized under the laws of Delaware. The principal business of Fursa Master Global is to invest in equity and debt securities.

(iv) Fursa Capital Partners is a limited partnership organized under the laws of Delaware. The principal business of Fursa Capital Partners is to invest in equity and debt securities.

(v) Fursa Alternative is a limited liability company organized under the laws of Delaware. The principal business of Fursa Alternative is to serve as investment adviser to, and to be the general partner of, Fursa Master Rediscovered, Fursa Master Global and Fursa Capital Partners.

(vi) William F. Harley is the holder of 100% of the membership interests of Fursa Alternative. William F. Harley’s principal occupation is acting as Chief Investment Officer of Fursa Alternative. William F. Harley is a citizen of the United States of America.

(viii) In the past five years, no Reporting Person has been (a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has it been found to have violated such laws.

Item 3.          Source and Amount of Funds or Other Consideration

The funds necessary for the Investor to purchase the securities referenced herein were obtained from cash on hand of the Investor.

Item 4.          Purpose of Transaction

The information set forth in the Introduction hereof is hereby incorporated by reference into this Item 4. The Reporting Persons intend to continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Stock (or Common Stock equivalents) will be acquired by the Reporting Persons. In addition, additional Common Stock (or Common Stock equivalents) may be acquired or some or all of any securities of the Issuer beneficially owned by the Investor may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, the Reporting Persons do not currently have any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.          Interest in Securities of the Issuer

(a) – (b) As of the date of the filing of this Statement, the Reporting Persons beneficially own, and the Investor is the record holder of, 1,197,005 shares of Common Stock, 827,586 shares of Common Stock issuable upon the conversion of 6% Subordinated Notes, convertible at $7.25 per share, and warrants to purchase 268,008 shares of Common Stock at an exercise price of $6.57 per share acquired in a private placement consummated in May, 2007 having the terms contained in the Form of Warrant to Purchase Common Stock (the “Warrant”), which is filed herewith as Exhibit 3 and is incorporated by reference herein. In addition, the Reporting Persons share voting power and dispositive power with respect to such 2,292,599 shares of Common Stock (on an as-converted basis).

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in the Introduction, the Investor exercised its right, pursuant to Section 12 of the Note Purchase Agreement, to designate in writing a representative to the Board. Such representative has the right to attend meetings of the Board as an observer, and is entitled to receive proper notice of such meetings, copies of all proposed actions by written consent of the Board and all materials provided to members of the Board in connection with the matters to be discussed at such meetings.

The above summary of the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is filed herewith as Exhibit 2 and is incorporated by reference herein.

As described in Item 5, the Investor acquired warrants to purchase 268,008 shares of Common Stock in a private placement having the terms contained in the Warrant. The warrants are generally exercisable for 5 years from the close of the private placement and have an exercise price of $6.57 per share. The warrants contain anti-dilution protection for stock splits and similar events, but do not contain any price-based anti-dilution adjustments.

The above summary of the Warrant does not purport to be complete and is qualified in its entirety by the full text of the Warrant, which is filed herewith as Exhibit 3 and is incorporated by reference herein.

Item 7.          Material to be filed as Exhibits

Exhibit 1	Agreement as to Joint Filing of Schedule 13D.

Exhibit 2
Amended and Restated Convertible Note Purchase Agreement, dated as of August 16, 2005, by and among the Issuer and the Investor (incorporated herein by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1 (File

No. 333-128676), filed with the Securities and Exchange Commission on September 29, 2005).

Exhibit 3
Form of Warrant to be issued by the Issuer to the investors in connection with the April, 2007 private offering (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-32849), filed with the Securities and Exchange Commission on April 20, 2007).

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2008

FURSA SPV LLC By: /s/ William F. Harley, III Name: William F. Harley, III Title: Chief Investment Officer of Fursa Alternative Strategies LLC, as Managing Member of Fursa SPV LLC	FURSA MASTER REDISCOVERED OPPORTUNITIES FUND LP By: /s/ William F. Harley, III Name: William F. Harley, III Title: President and CIO
FURSA MASTER GLOBAL EVENT DRIVEN FUND LP By: /s/ William F. Harley, III Name: William F. Harley, III Title: President and CIO	FURSA CAPITAL PARTNERS LP By: /s/ William F. Harley, III Name: William F. Harley, III Title: President and CIO
FURSA ALTERNATIVE STRATEGIES LLC By: /s/ William F. Harley, III Name: William F. Harley, III Title: Chief Investment Officer of Fursa Alternative Strategies LLC, as Managing Member of Fursa SPV LLC	WILLIAM F. HARLEY, III By: /s/ William F. Harley, III